Filed by Aberdeen Chile Fund, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

(the “Exchange Act”)

Subject Companies:

The Asia-Tigers Fund Inc.

Exchange Act File No. 005-52869

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

800-522-5465

InvestorRelations@aberdeen-asset.com

The Asia Tigers Fund, Inc. to Join Six Aberdeen-advised Closed-end Funds in a Proposed Consolidation into a Restructured Existing Closed-end Fund to create Aberdeen Emerging Markets Equity Income Fund, Inc.;

Stockholder Approval Required

Philadelphia, October 31, 2017 — The Board of Directors of The Asia Tigers Fund, Inc. (NYSE: GRR) (the “Fund”), a closed-end investment company advised by Aberdeen Asset Management Asia Limited announces that it has approved a consolidation of the Fund into Aberdeen Chile Fund, Inc. (the “Acquiring Fund”), subject to stockholder approval.  The Board of Directors of the Acquiring Fund has approved various changes needed to implement a global emerging markets income strategy, as described below.

The Asia Tigers Fund, Inc. joins six other funds listed below, each of which is a closed-end investment company advised by one or more affiliates of Aberdeen Asset Management Inc. (each an “Acquired Fund”, and collectively, the “Acquired Funds”) that will consolidate with the Acquiring Fund. Each Acquired Fund’s consolidation with the Acquiring Fund is subject to the receipt of necessary stockholder approvals by such Fund.

Other Acquired Funds:

•                  Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (NYSE American: ABE)

•                  Aberdeen Latin America Equity Fund, Inc. (NYSE American: LAQ)

•                  Aberdeen Israel Fund, Inc. (NYSE American: ISL)

•                  Aberdeen Indonesia Fund, Inc. (NYSE American: IF)

•                  Aberdeen Singapore Fund, Inc. (NYSE: SGF)

•                  Aberdeen Greater China Fund, Inc. (NYSE: GCH)

The consolidation is also subject to approval by the stockholders of the Acquiring Fund of the matters noted below.

The Board of Directors of the Acquiring Fund previously announced that it had approved the consolidation of each Acquired Fund into the Acquiring Fund as well as changes to the Acquiring Fund’s name, ticker symbol, investment objective and certain investment policies, subject to stockholder approval and effective upon the closing of a consolidation with one or more Acquired Funds (the “Effective Date”). As a result of the proposed changes, as of the Effective Date, the Acquiring Fund will be renamed Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Combined Fund”) and will invest in emerging market equity securities in order to seek total return, consisting of a combination of capital appreciation and income. The Combined Fund may also use leverage to achieve its objective. It is anticipated that the Combined Fund’s benchmark would be the MSCI Emerging Markets Index. The Combined Fund would trade on the NYSE American (formerly, NYSE MKT) under a new ticker symbol, expected to be AEF.

The Combined Fund’s strategy will seek to capitalize on Aberdeen’s global emerging market equity capability by investing in a global portfolio of emerging market securities. The proposed consolidation aims to result in a combined fund materially larger in size than any of the Acquired Funds, which may help to provide improved liquidity of shares, a lower overall expense ratio and improved market awareness including research coverage. The advisers to the Fund and the Acquiring Fund currently anticipate that higher distributable income will be generated by the Combined Fund compared to the Fund.  There is no assurance that the consolidation will achieve any of these results.

Prior to the consolidation, the Fund may be required to make a capital gains distribution. Following the consolidation, it is anticipated that the Board of Directors of the Combined Fund (the “Combined Fund’s Board”) will consider the approval of a tender offer at 99% of NAV. The tender offer size, in combination with capital gains to be distributed in accordance with the U.S. tax code, will be up to a maximum distribution of 50%, and not less than 40%, of the net assets of the Combined Fund. The price, size and terms of the offer will be determined by the Combined Fund’s Board at a later date.

The Combined Fund’s Board will also establish a targeted discount policy, which would include taking actions to be implemented if the Combined Fund trades at a significant discount to net asset value over a sustained period following the consolidation.

The investment adviser to the Fund and the Board of Directors of the Fund believe that the proposed consolidation is in the best interests of the stockholders of the Fund.

Additional information regarding the consolidation and the Combined Fund will be presented in a prospectus/proxy statement sent to the Fund’s stockholders and a proxy statement sent to the Acquiring Fund’s stockholders. Acquiring Fund stockholders will be asked to vote on changes to the Acquiring Fund’s investment policies and other matters to restructure the Acquiring Fund into a fund with an emerging markets equity income strategy to facilitate the proposed consolidation at a special meeting targeted for the first quarter of 2018. Acquiring Fund stockholders will be asked to approve the issuance of additional shares in connection with the consolidation. Stockholders of the Fund and each other Acquired Fund will be asked to vote on the consolidation of their fund into the Acquiring Fund at a special meeting currently targeted for early-second quarter 2018.

Important Information

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed combination, the Acquired Funds and the Acquiring Fund plan to file with the Securities and Exchange Commission (the “Commission”) a prospectus/proxy statement and the Acquiring Fund plans to file a proxy statement. When the prospectus/proxy statement or proxy statement, as the case may be, becomes available, stockholders are advised to read it because it will contain important information about the proposed transaction and related matters.  When filed with the Commission, the prospectus/proxy statement and proxy statement and other documents filed by the Fund, the Acquired Funds and the Acquiring Fund will be available for free at the Commission’s website www.sec.gov.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The funds’ investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio.

There is no assurance that the Fund or the Combined Fund will achieve its investment objective. Past performance does not guarantee future results.

In the United States, Aberdeen Asset Management (AAM) is the marketing name for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Ltd, Aberdeen Asset Management Ltd, Aberdeen Asset Management Asia Ltd and Aberdeen Capital Management, LLC. Excluding Aberdeen Capital Management LLC, each of these advisers are wholly owned by Standard Life Aberdeen Plc.  Aberdeen Capital Management, LLC is a wholly-owned subsidiary of Aberdeen Asset Management Inc.

If you wish to receive information from or about any Fund electronically, please contact

InvestorRelations@aberdeenstandard.com

http://cef.aberdeen-asset.us

# # #